Andrew D. Demott, Jr.
Sr. Vice President, CFO

December 4, 2007

William Thompson

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Superior Uniform Group, Inc.

Form 10-K for the Year Ended December 31, 2006 and Form 10-Q for Fiscal

Quarter Ended September 30, 2007

Commission File No. 1-5869-1

Dear Mr. Thompson:

I am in receipt of your comment letter dated November 26, 2007, addressed to Andrew D. Demott, Jr., Chief Financial Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”) in which you requested certain supplemental information regarding the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements of the above-referenced documents for Superior. For your convenience, I have numbered the responses to correspond to the comment number as outlined in your letter. For those items indicating that we will provide the requested disclosure in the future, we will begin including these disclosures in our 10-K for the year ended December 31, 2007. As you requested, this response is being submitted in electronic form on EDGAR.

Response 1.

We will provide the requested disclosures in future filings.

Response 2.

We will provide the requested disclosures in future filings.

Response 3.

We will provide the requested disclosures in future filings.

10055 Seminole Blvd. ♦ Seminole, FL 33772-2539 ♦ Phone (727) 803-7135 ♦ Fax (727) 803-2641

Website: www.superioruniformgroup.com ♦ e-mail: ademott@sug.biz

An American Stock Exchange Listed Company

William Thompson

Division of Corporation Finance

U. S. Securities and Exchange Commission

The “Total” column shown on page 33 is shown as additional information to show the actual face value of options and SAR’s for each of the line items shown in the table. The amount is calculated by taking the weighted average exercise price of the underlying instrument and multiplying it by the number of shares related to the underlying instruments for each line on the chart, such as the number of options/SAR’s granted or exercised in the respective period. We included it to give the reader additional information on the face of the table relative to the total values of the options and SAR’s. However, given the confusion it appears to generate, we will remove this information from the schedule in future filings.

The Related Party Options column in this footnote provides the information for options granted to the Chairman of our Board of Directors as he is the largest shareholder in the company and owns in excess of 10% of our outstanding common shares. The Other Options column includes the information for all other options issued to our employees and outside directors. We will include a footnote describing the nature of the Related Party Options in future filings.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,

SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr.

Sr. Vice President & CFO

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